June 20, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny, Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:          Kate Spade & Company
Schedule TO-T filed May 26, 2017, by Chelsea Merger Sub Inc. and Coach, Inc.
SEC File No. 005-81486

Dear Mr. Duchovny,

On behalf of Coach, Inc. (“Coach”) and Chelsea Merger Sub Inc. (together with Coach, the “Filing Parties”) this letter responds to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 13, 2017, regarding the Filing Parties’ Schedule TO-T filed on May 26, 2017 (the “Schedule TO”). For your convenience, the text of the Staff’s comments are set forth in italics below, and is followed by the Filing Parties’ response.  In response to the Staff’s comments, the Filing Parties have filed a Schedule TO-T/A on June 16, 2017 (the “Amendment”).  All capitalized terms not defined herein shall have the meaning set forth in the Schedule TO or the Amendment.

Offer to Purchase

Source and Amount of Funds, page 20

1.	We note your response to prior comment 3. Please revise your disclosure to quantify the interest rates applicable to the Credit Agreement.

Filing Parties Response

In response to the Staff’s comment, the Amendment provides detailed information on the interest rates applicable to the Credit Agreement.  The foregoing information has been disseminated to shareholders through the electronic filing of the Amendment on Edgar.  Coach respectfully believes that the dissemination of the relevant information through this filing is sufficient to inform the shareholders of Kate Spade & Company of the interest rates applicable to the Credit Agreement and does not require any further action.

If you have any questions regarding the information set out above or any additional comments, please do not hesitate to contact Brian T. Mangino, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel of the Filing Parties, at (202) 639-7258 or by email at brian.mangino@friedfrank.com.

[Signature page follows]

10 Hudson Yards, New York, NY 10001
TEL 212 594 1850
coach.com

Sincerely,

Chelsea Merger Sub Inc.

By:	/s/ Todd Kahn
Todd Kahn
President & Secretary

Coach, Inc.

By:	/s/ Todd Kahn
Todd Kahn
President, Chief Administrative Officer & Secretary

cc:	Brian T. Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
(202)-639-7258
brian.mangino@friedfrank.com